

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 4, 2016

Li Fushen
Chief Financial Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

Re: China Unicom (Hong Kong) Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated September 30, 2016
File No. 001-15028

Dear Mr. Fushen:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunications Towers and Related Assets, page F-16

1. We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the Tower Company transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and Tower Company are all controlled or ultimately controlled by the People's Republic of China.

2.   We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by Tower Company to you as consideration was determined by reference to the fair value of the assets transferred.   In this regard:

   •   Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to Tower Company. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

   •   When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with Tower Company and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

   •   Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of Tower Company equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of Tower Company).

3.   We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

   •   Tell us the options available to you at the end of the lease term to have access to the towers owned by Tower Company or other towers owned by another party. Refer to IAS 17.10(c).

   •   Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

   •   Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

      You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications